Exhibit 11(a)



                       THE SCOTTS COMPANY


           Computation of Net Income Per Common Share
                       Primary (Unaudited)
         (Dollars in thousands except per share amounts)



                              For the Three Months    For the Nine Months
                                      Ended                 Ended
                             July 2       July 1       July 2       July 1
                              1994         1995         1994        1995

Net income for computing
net income
    per common share:

Net income                 $   9,405    $ 10,545     $  20,861    $ 22,222

Net income per common share:

Net income per common       $    .50    $    .45     $    1.11    $   1.09
   share


             Computation of Weighted Average Number
            of Common Shares Outstanding (Unaudited)


                           For the Three Months         For the Nine Months
                                   Ended                        Ended
                           July 2         July 1         July 2       July 1
                            1994           1995          1994          1995

Weighted average common
  shares outstanding     18,667,064   18,667,064     18,661,667    18,667,064
  during the period

Assuming conversion of                 4,561,404                    1,520,468
preferred stock

Assuming exercise of
   options using the         143,719     351,254        178,562       192,725
   Treasury Stock Method

Weighted average number
   of common shares       18,810,783  23,579,722     18,840,229    20,380,257
   outstanding as adjusted


Fully diluted weighted average shares outstanding were not materially different than primary weighted average shares outstanding for the periods presented.




(1) The convertible preferred stock is considered to be a common stock equivalent since its effective yield is less than 66 2/3% of the average Aa corporate bond yield.